July 23, 2008

Catherine Brown-Staff Attorney
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:        Zhong Sen International Tea Company
Registration Statement on Form S-1
Filed June 26, 2008
File No. 333-151970

Dear Ms. Brown:

We represent Zhong Sen International Tea Company (the “Company” or “Zhong Sen). We are in receipt of your letter dated July 18, 2008 regarding the above referenced filing and the following are our responses:

General

1.
We note that several of your stockholders and your sole officer and director are stockholders, officers or directors of companies that do not appear to have implemented their stated business plan or that have engaged in reverse mergers.  Your sole officer and director, Mr. Trulio, also is (1) the President, CEO, Secretary, sole director and a stockholder of Mortgage Shakers, Inc., (2) the Assistant Secretary and a stockholder of Chaolei Marketing and Finance (fka Biotex Holdings Inc.), and (3) an original officer and director of Immunobiotics, Inc.  In addition to the relationships of Mr. Trulio noted above, several of your selling stockholders appear to be either officers, directors or stockholders of Mortgage Shakers, Chaolei, Immunobiotics or BTX Holdings, Inc. (the former parent company of Chaolei).

In light of this track record, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you.  Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.  Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”  In discussing this definition in the adopting release, the Commission stated that it would “scrutinize..offerings for attempts to create the appearance that the registrant …has a specific business plan, in an effort to avoid the application of Rule 419.”  See Release No. 33-6932 (April 28, 1992).

Answer:
Please note that the Company does not believe it is a blank check company as defined in Rule 419 of Regulation C of the Securities Act since the Company has conducted operating activities and has taken affirmative steps in the operation of the Company’s business activities of providing sales and marketing services to small to medium sized Chinese tea producing companies who wish to export and distribute high quality Chinese tea products worldwide.  In furtherance of its business plan, in April 2008, the Company entered into negotiations with several companies located in the Yunnan province in China which produce high quality Chinese teas.  The scope of services being discussed include, but will not be limited to, implementation of a sales and marketing plan to successfully expand the sales of their products around the world, implementation of systems and controls for the electronic tracking of its orders, implementation of accounting and bookkeeping systems, procedures and controls and management of customer inquiries and market development.  The Company will continue to identify other tea companies in China that produce high quality tea products that might utilize our services until we execute a sales and marketing agreement with a single company.

The Company is aware that Mr. Trulio and some of the shareholders of the Company are involved with other companies which are public companies. However, such relationships have been fully disclosed in the S-1 Registration Statement and will not stop Mr. Trulio from completing his responsibilities to the Company.  Each of these other companies is pursuing their business plan and none of these entities have entered into a reverse merger with Mr. Trulio involved with the Company. In fact, Mr. Trulio still serves in his capacities with each of these companies and these companies are pursuing their stated business plans. Based upon same, Mr. Trulio does not have a history of engaging in reverse mergers or working with companies that are not implementing their business plan.  Since the Company has a specific business purpose and has taken steps in furtherance of its business plan as set forth above and in the registration statement the Company is not a blank check company as defined in Rule 419 of Regulation C of the Securities.  Based upon same the S-1 has not been revised to comply with Rule 419.

Prospectus Cover Page

2.	Please disclose on the cover page of your prospectus that you have received a going concern opinion and state the amount of accumulated losses to date.

Answer:	The cover page has been revised to disclose that the Company has received a going concern opinion and to state the amount of accumulated losses to date.

3.
Please clarify whether stockholders have voting rights.  On the cover page, you indicate that stockholders do not have voting rights, yet the disclosure in the Description of Securities to be Registered on page 8 indicates that holders do have voting rights.  Please reconcile these statements.

Answer:	The stockholders do have voting rights and therefore the cover page has been revised to remove the language stating the stockholders do not have voting rights.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 13

4.
Please revise this section to discuss in greater detail your plan of operation for the next twelve months.  Provide disclosure of each of your planned activities, each material event or step required to pursue of your planned activities including any contingencies and the manner in which you intend on conducting your business thereafter.  Disclose the estimated costs and the approximate timetable for beginning and completing each step.  In its present form, the disclosure is not clear about when you intend to commence operations and exactly how you plan to implement your business plan.  Refer to Item 101(a)(2) of Regulation S-K.  As examples, please consider the following:

•
Under this heading you state you have commenced limited operations but under the heading “Description of Business” nearly all of the language is prospective.  For example, on page 10 you state you “intend to commence business activity in the state of Florida with the hope of extending [y]our business throughout the United States.”  Please clarify if you have commenced operations and, if so, describe your current operations.

•
You state that your “business model is based on a process where the principals directly contact….Chinese tea exporters and solicit the sales and marketing for their products” and that this model “requires the execution of a sales and marketing agreement.”  Please state whether your principals have initiated this phase of your business model.  Discuss whether you have a form of sales and marketing agreement so that this phase can commence.

•	Under this heading you state that you require outside capital to implement your business model. Please set forth the categories of expenditures you expect and the sources of cash resources.
•	You state that “all functions will be coordinated and managed by our founder, including marketing, finance and operations.” Please specify how much time your founder devotes to this business.
•
You also state that “within 90-120 days of the initiation of our marketing campaign, we believe that we will begin to generate business.”  State whether this marketing has campaign commenced.  If not, indicate when you expect this to commence.

The above are only examples based upon your existing disclosure.  Generally, provide additional disclosure so that an average investor may make an informed judgment about your business and potential operations.  In so doing, please clearly specify what steps you have taken to date, what steps you need to take to advance your business, and what is required to make those advancements.  Include all key detail relevant to an understanding of your business.  We may have further comment based upon your revisions.

Answer:
The plan of operations and business plan have been revised to set forth clearly what steps the Company has taken to date, what steps it needs to take to advance its business, and what is required to make those advancements.

5.
You state that if you are unable to market effectively your premium cigars, you may to suspend or cease efforts.  Please expand your disclosure elsewhere to discuss this aspect of your business or revise your disclosure to delete this reference.

Answer:	This reference has been deleted.

Directors, Executive Officers and Control Persons, page 14

6.	Please clarify the three corporations for which Mr. Trulio serves as chief financial officers. Also, indicate that Mr. Trulio is your chief financial officer.

Answer:	This section has been revised to clarify the three corporations for which Mr. Trulio serves as chief financial officers and to indicate that Mr. Trulio is your chief financial officer

Recent Sales of Unregistered Securities, page 18

7.	Please file the form or forms of subscription agreement used for the private placements referenced under this heading as an exhibit(s) to your registration statement.

Answer:	The form of subscription agreement has been filed as an exhibit to the registration statement.

Undertakings, page 21

8.	Please revise your registration statement to include the undertakings contained in Item 512(h) of Regulation S-K.

Answer:	This section has been revised to include the undertakings contained in Item 512(h) of Regulation S-K.

Very truly yours,

ANSLOW & JACLIN, LLP

By:   /S/ GREGG E. JACLIN_____
             GREGG E. JACLIN

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